FIRST AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT

This First Amendment to Limited Liability Company Agreement (this "Amendment"), dated as of July 17, 2014 (the "Amendment Date") amends and modifies the Limited Liability Company Agreement (the "LLC Agreement"), dated as of January 9, 2013, made by and among POPSHOTS LLC (the "Company") and the Members of the Company. Capitalized terms used herein without definition shall have the meanings given to them in the LLC Agreement.

WHEREAS, the Company desires to sell an aggregate of up to 250,000 Class A Units of the Company for a per unit price of $4.80, in order to raise up to $1,200,000 (the "Financing"); and

WHEREAS, in connection with the Financing, the holders of a majority of the Class A Units (the "Requisite Members") desire to amend the LLC Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the parties hereby agree that the LLC Agreement shall be amended as set forth below:

1.   **Authorized Units**. The second sentence of Section 3.1(a) is hereby deleted in its entirety, and replaced with the following:

"The authorized capital of the Company shall consist of 100,000,000 Units, of which (i) 90,000,000 Units shall be designated Class A Units (the "Class A Units"), and (ii) 10,000,000 Units shall be designated as Class B Units (the "Class B Units")."

2.   **Tax Distributions**. The first sentence of Section 4.1(a) is hereby deleted in its entirety, and replaced with the following:

"Following the end of any Taxable Year, the Board of Directors may, to the extent of available cash (as determined by the Board of Directors, in its sole discretion), elect to cause the Company to distribute cash to the Members in an amount equal to the excess, if any, of the Cumulative Tax with respect to such Taxable Year over the aggregate amounts previously distributed to this Section 4.1(a) (a "Tax Distribution")."

3.   **Director Appointment and Removal**. Section 6.1(b) of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"The Board of Directors shall be comprised of seven Directors: three appointed and removed by Harley Bauer (the "Bauer Directors"), three appointed and removed by Michael Glickman (the "Glickman Directors"), and one appointed and removed by Harley Bauer and Michael Glickman, jointly (the "Independent Director"). Initially, Harley Bauer designates Victor Bauer, Jason Bauer, and Harley Bauer as the Bauer Directors; Michael Glickman designates Michael Glickman, Lauren Maillian Bias, and another Director, whom Michael Glickman may appoint at a later date, as the Glickman Directors; and Harley Bauer and Michael Glickman jointly designate Jonathan Bonchick as the Independent Director. Notwithstanding the foregoing, in the event that the Independent Director seat remains vacant for any reason for a period of thirty (30) days, then the Members holding a majority of the Class A Units shall be entitled to appoint and remove the Independent Director."

4.   **Bauer Preference Amount**.

(a)   The definition of "Bauer Preference Amount" is hereby deleted in its entirety.

(b)   Section 6.1(c) of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"Intentionally omitted."

(c)   Section 9.2(a)(ii) of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"(ii) after payment or provision for payment of all of the Company's liabilities has been made in accordance with Section 9.2(a)(i), all remaining assets of the Company shall be distributed 100% to the Members in accordance with their respective number of Units; except that the amount otherwise distributable hereunder with respect to any Class B Unit shall be reduced by the Net Unit Liquidation Value of such Unit, and the total reduction in amounts distributed as described in the first clause of this sentence shall be re-distributed ratably to the Members based on the aggregate number of such Units held by each Member, subject to the same limitation."

5.   Right of First Refusal. Section 10.1 of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"Right of First Refusal.

(a)   If any Class A Member (the "Offeror") desires to sell or otherwise dispose of any or all of their respective Class A Units (the "Offered Interest") (other than pursuant to Section 8.1(b) "*Permitted Transfers*," or Section 10.5 "*Bring-Along Rights*"), the Offeror must receive a written offer from any proposed transferee of any Offered Interest that states (a) the form and amount of consideration being offered by such proposed transferee for such Offered Interest, (b) other material terms of the proposed transfer, and (c) the proposed timetable for the consummation of the proposed transfer (a "Bona Fide Offer"). Upon receipt of a Bona Fide Offer, the Offeror shall deliver a written notice (the "Right of First Refusal Notice") to the Company, which shall include a copy of the Bona Fide Offer, and shall set forth all relevant information regarding such proposed transfer, including but not limited to, (a) the identity and address of the proposed transferee, (b) the Units associated with such Offered Interest, (c) the form and amount of consideration to be paid by such proposed transferee for such Offered Interest, (d) all other terms and conditions of such proposed transfer, including but not limited to representations and warranties to be given to the proposed transferee and similar provisions, and (e) if such an agreement has been prepared, the form of agreement pursuant to which such transfer is proposed to be made, together with all ancillary documents referred to in such agreement.

(b)   The Company and/or its designee(s) Member (each, an "Offeree" and, collectively, the "Offerees"), shall have the right, but not the obligation (the "Right of First Refusal Option"), to purchase all of the Offered Interest at the purchase price set forth in the Bona fide Offer (the "Purchase Price"). The Offeree may exercise the Right of First Refusal Option by providing written notice thereof (the "Right of First Refusal Exercise Notice") to the Offeror within fifteen (15) days after its receipt of the Right of First Refusal Notice (the "Right of First Refusal Option Period"), during which time such Bona Fide Offer shall remain open and irrevocable; provided, however, that if the Purchase Price consists of, or includes, non-cash consideration, (i) the fair market value of such non-cash consideration shall be determined pursuant to Section 10.1(d), (ii) the Right of First Refusal Option Period shall not commence until the fair market value of such non-cash consideration has been so determined, and (iii) the Offeree shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price. In the event that the Offeree elects to exercise its Right of First Refusal Option, the Offeree shall pay the Offeror the Purchase Price for all of the Offered Interest on or before the thirtieth (30th) day after the expiration of the Right of First Refusal Option Period.

(c)   If the Offeree fails to elect to purchase all of the Offered Interest pursuant to Section 10.1(b), then the Offeror shall have the right, but not the obligation, subject to compliance with Article VIII, to transfer all of the Offered Interest to the proposed transferee, for the Purchase Price and upon the other terms and conditions set forth in the Right of First Refusal Notice, which right shall be exercisable for a period of sixty (60) days immediately following the expiration of the Right of First Refusal Option Period. If the transfer is not consummated within such period in the manner described above, then the Offeror shall continue to hold the Offered Interest subject to the provisions of this Agreement and the provisions of this Section 10.1 must be satisfied de novo before the Offeror can transfer the Offered Interest.

(d)   In the event that the consideration offered by a proposed transferee consists, in whole or in part, of non-cash consideration, the fair market value of such non-cash consideration shall be determined by the Offeror in its good faith reasonable discretion, and shall be set forth in the Right of First Refusal Notice. If the Offeree based upon its good faith reasonable belief, objects to such fair market value determination within ten (10) days after delivery to it of the Right of First Refusal Notice, the fair market value of such non-cash consideration shall be determined in writing by a duly qualified appraiser having a minimum of five (5) years' experience in making similar appraisals (the "Qualified Appraiser") selected by the Board of Directors. The Qualified Appraiser appointed hereunder shall prepare and deliver to each of the Offeror, Offeree and the Board of Directors a written appraisal of the fair market value of the non-cash consideration as of the date of the Right of First Refusal Notice. The Offeror shall be responsible for all appraisal fees incurred in determining the fair market value of any non-cash consideration hereunder. The fair market value determination of the Qualified Appraiser shall be binding on the Offeror, Offeree and the Company.

(e)   The Company and each Member hereby acknowledges that time is of the essence with respect to the determination of any non-cash consideration pursuant to Section 10.1(d), and hereby agrees to cooperate fully with the other parties, and take all necessary and advisable actions, in order to facilitate the determination of such fair market value in an expeditious and timely manner, including without limitation, by executing additional instruments, documents and agreements as may be reasonably necessary to facilitate the determination of such fair market value.

(f)   Notwithstanding anything to the contrary, the provisions of this Section 10.1 may be waived in accordance with Section 11.2 hereof."

6.   <u>Bring-Along Rights</u>. The following is hereby inserted as Section 10.5 of the LLC Agreement:

"<u>Bring-Along Rights</u>. In the event that the Bauer Group, the Glickman Group, and the Members, who along with the Bauer Group and the Glickman Group, own more than fifty percent (50%) of the issued and outstanding Class A Units of the Company ("<u>Selling Members</u>"), propose to sell or otherwise dispose of all of their respective Interests to a third-party buyer, then the other Members (the "<u>Minority Members</u>") shall at the election of such Selling Members, also sell or otherwise dispose of their Units pursuant to the identical terms and conditions negotiated by the Selling Members for the sale or other disposition of Units (the "<u>Bring-Along Right</u>"); <u>provided, however,</u> that the terms and conditions (including the price per Unit and form of consideration) for such sale shall be no less favorable to the Minority Members than to the Selling Members. Subject to the foregoing, the Members hereby agree, at the request of the Selling Members (as set forth above), (i) to execute and deliver a definitive agreement providing for the sale of their Units, together with any related documents, in such form as determined by the Selling Members, provided that the Minority Members will not be required to give any representations and warranties other than the representations relating to title to the Units and due authority to execute the definitive agreement and the Minority Members will not be required to provide any indemnification to the buyer (other than for breach of such representations and warranties), and (ii) to vote all of their Interests in favor of approval and adoption of a merger or other acquisition agreement between the Company and the third party buyer, in such form as determined by the Selling Members. The Minority Members and the Selling Members will each pay their own expenses incurred in connection with the sales or other dispositions of Units in which the Selling Members have exercised Bring-Along Rights, and the Company will not bear any expenses in connection with the sale, other than any expense reimbursement, topping fee, break-up fee or other amounts payable to a buyer pursuant to a definitive agreement, which expenses shall be the obligation of the Company and not any Member."

7. Preemptive Rights. The following is hereby inserted as Section 10.6 of the LLC Agreement:

"Preemptive Rights. Each Member shall have the right, but not the obligation, to purchase up to such Member's pro rata share of all Units that the Company may, from time to time, sell and issue after the Effective Date of this Agreement (a "New Issuance"). Any Member's pro rata share of any New Issuance shall equal the product of the number of Units proposed to be sold pursuant to such New Issuance, multiplied by such Member's Percentage Interest (as defined below) immediately prior to such New Issuance. If the Managing Member proposes any New Issuance, it shall give each Member written notice of its intention, describing the New Issuance, and the price, terms and conditions upon which the Company proposes to issue new Units. Each Member shall have ten (10) days from the giving of such notice to agree to purchase up to its pro rata share of the Units being sold pursuant to such New Issuance for the price and upon the terms and conditions specified in the notice by giving written notice thereof to the Board of Directors and stating therein the quantity of Units such Member desires to purchase. Notwithstanding anything to the contrary, the defined term "New Issuances" shall not include, and the preemptive rights set forth in this Section 10.6 shall not apply to, any Units issued or issuable:

(i) pursuant to any profits interest grant, an incentive plan (including, without limitation, the Equity Incentive Plan), or any other equity purchase plans or other similar agreements of the Company;

(ii) pursuant to a transaction involving the Company, and any Member or third party whom the Board of Directors, in its sole discretion determines to be a strategic and/or institutional investor;

(iii) pursuant to an acquisition of another entity by the Company by merger, consolidation or similar business combination, or acquisition of all or substantially all of the equity or assets of such entity;

(iv) to equipment lessors, banks, or similar institutional credit financing sources pursuant to plans or arrangements;

(v) to the public pursuant to an initial public offering;

(vi) to one or more third parties with respect to any equity financing of at least five million dollars ($5,000,000) in the aggregate, either through a single transaction, or a series of related transactions; or

(vii) to any Member in respect of, in exchange for, or in substitution for Units, by reason of any unit split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

For purposes of this Section 10.6 and Section 10.7 below, the "Percentage Interest" of each Member as of any date shall be the percentage equivalent of the fraction (a) that has its numerator the total number of Class A Units owned by such Member as of such date, and (b) has as its denominator the total number of issued and outstanding Class A Units as of such date. Notwithstanding anything to the contrary, the provisions of this Section 10.6 may be waived in accordance with Section 11.2 hereof."

8. Tag-Along Rights. The following is hereby inserted as Section 10.7 of the LLC Agreement:

"Tag-Along Rights.

(a)   If (i) any Offeror desires to transfer all or any portion of its Class A Units (other than to Section 8.1 or Section 10.5), and (ii) the Offerrees have not exercised their rights to purchase such Units pursuant to Section 10.1, then, the Offeror shall deliver a written notice (the "Tag-Along Notice") to each Member no later than three (3) days after the expiration of the Right of First Refusal Option Period. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice. Each Member shall have the right to elect to participate in the proposed transfer, upon the terms and conditions set forth in the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror within fifteen (15) days after the Tag-Along Notice is delivered to such Member (such fifteen (15) day period, the "Tag-Along Option Period"). Each Class A Member shall be entitled, but is not required, to sell to the prospective transferee, on substantially the same terms and conditions as the Offeror, such Member's Allocated Tag-Along Portion. Each Member that exercises its right to sell any portion of its Units pursuant to this Section 10.7 agrees to timely take all such other actions as the Offeror reasonably requests in connection with such proposed transfer, and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such transfer. For purposes of clarification, if any Member elects to sell its Allocated Tag-Along Portion pursuant to this Section 10.7, the aggregate Units to be transferred by the Offeror shall be reduced by an amount equal to such electing Member's Allocated Tag-Along Portion.

(b)   Failure by a Member to deliver to the Offeror the Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Member not to participate in the proposed Transfer. To the extent that any prospective transferee refuses to purchase such Units from any Member pursuant to this Section 11.7, the Offeror shall not sell any Units to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Units from such Member(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(c)   For purpose of this Section 10.7, "Allocated Tag-Along Portion" means, with respect to any Offered Interest, the portion of such Offered Interests that a Member is entitled to sell, stated as the Percentage Interest (as   defined in Section 10.6) of such Member as of the applicable date. Notwithstanding anything to the contrary, the provisions of this Section 10.7 may be waived in accordance with Section 11.2 hereof."

9.   Waivers; Amendments. Section 11.2 of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"Waivers; Amendments.

(a)   The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, prospectively or retroactively solely by the approval of (i) the Bauer Group, the Glickman Group, and (ii) the Members who, along with the Bauer Group and the Glickman Group, own at least fifty percent (50%) of the issued and outstanding Class A Units of the Company; provided, however, an amendment to this Agreement which has a disproportionately adverse effect on any Member shall not be made without the written agreement of such Member.

(b)   Notwithstanding Section 11.2(a), this Agreement may be amended from time to time by the Board of Directors without the consent of a majority in interest of the Members; (i) to correct any printing, stenographic, clerical or other minor errors or omissions; (ii) to admit one or more additional Members or one or more Substituted Members, or withdraw one or more Members, in accordance with the terms of this Agreement; or (iii) to amend the Schedule of Members hereto, from time to time, in order to provide any necessary information regarding any Member or any additional or Substituted Member."

10.   Except as expressly provided herein, the LLC Agreement is in all other respects ratified and confirmed and shall continue to bind each of the Members of the Company in accordance with the terms thereof.

This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHERFOF, the undersigned, representing all of the Requisite Members of Popshots LLC permitted to vote on this matter, have executed this First Amendment to LLC Agreement of Popshots LLC, as of the Amendment Date.

REQUISITE MEMBERS:

____
Michael Glickman

BAUER FAMILY TRUST

By:______________________________
Name:
Title:

BAUER77 LLC

By:______________________________
Name: HARLEY BAUER
Title: MANAGING MEMBER

BAUER ADVISORS LLC

By:______________________________
Name: JASON BAUER
Title: PRES/CEO